Bionomics Limited

25 February 2003

03007213

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

dlw 3/7

82-34682

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
25 February 2003

BIONOMICS ESTABLISHES NEUROSCIENCE RESEARCH COLLABORATION WITH HOWARD FLOREY INSTITUTE

Bionomics (ASX:BNO, US OTC:BMICY) today announced that it has entered into a research collaboration with the Howard Florey Institute of Experimental Physiology and Medicine, to advance Bionomics' research and development programs in epilepsy and central nervous system (CNS) disorders.

"We are pleased to enter into this collaboration with the Howard Florey Institute," said Bionomics' CEO and Managing Director, Dr Deborah Rathjen. "The Howard Florey Institute is one of the world's leading neuroscience research institutes. Our collaboration complements our existing, valuable collaborations with leading epilepsy researchers at the University of Melbourne and the Women's and Children's Hospital, and our ionX™ drug discovery and development platform for CNS disorders."

The collaboration with the Howard Florey Institute will advance the analysis of Bionomics' epilepsy gene discoveries. The collaboration will also support Bionomics' CNS drug discovery program which is the subject of the company's recent $2.872m R&D Start Grant funding.

The Howard Florey Institute is continuing to build its research excellence in neurosciences, most recently by appointing Dr Steve Petrou as a Senior Research Fellow, an outstanding scientist researching epilepsy and ion channels. Dr Petrou has been collaborating with Bionomics for some time and has recently been appointed Vice President, CNS Research, at Bionomics.

"The collaboration between Bionomics and the Howard Florey Institute represents the best of both worlds coming together," Dr Petrou said. "This collaboration creates the opportunity for a highly valuable synergy between leading academic research in neurosciences and Bionomics' globally competitive epilepsy and CNS research."

"The collaboration between Bionomics and the Howard Florey Institute is another example of an opportunity for the Howard Florey Institute to work together with the biotechnology and pharmaceutical industries to leverage its expertise in neuroscience towards the discovery and development of new drugs," said Professor Frederick Mendelsohn, Director of the Howard Florey Institute. "We look forward to a solid and successful collaboration with Bionomics Limited."

About the Howard Florey Institute

The Howard Florey Institute is recognised as one of Australia's premier medical research institutes. Under the direction of Professor Frederick Mendelsohn, it undertakes world class research primarily into the brain and the peripheral nervous system. The Institute has internationally recognised research programs in

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neurochemistry, neurobiology and neuroinformatics with facilities and skills encompassing genomics, electrophysiology, cell biology, neurodevelopment, whole animal physiology and functional brain imaging.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The company has an American Depository Receipts (ADRs) program on the US NASDAQ exchange via the Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX™ discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders. The global CNS market is the second largest sector of the pharmaceuticals market, valued in 2001 at US$52 billion and projected to grow to US$77 billion by 2007.

For more information about Bionomics, visit www.bionomics.com.au

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FOR FURTHER INFORMATION PLEASE CONTACT:

MR FRANCIS PLACANICA
VP, BUSINESS DEVELOPMENT
BIONOMICS LIMITED
Ph: +61 8 8354 6104

Or visit the Bionomics website on www.bionomics.com.au